SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (Amendment No. 4)
     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

               THOMAS E. MEADOR                  JAMES R. PRUETT
                   CHAIRMAN                         PRESIDENT
              The Balcor Company            Colonial Storage 86, Inc.
        Bannockburn Lake Office Plaza      4381 Green Oaks Blvd.  West
        2355 Waukegan Road, Suite A200              Suite 100
         Bannockburn, Illinois  60015        Arlington, Texas  76016
                (847)267-1600                     (817)561-0100

  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5654
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                       Amendment No. 4 to Schedule 14D-9

This Amendment No. 4 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on April 26, 1996 and previously amended by Amendment No. 1 filed May 3, 1996, Amendment No. 2 filed May 8, 1996 and Amendment No. 3 filed May 14, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.   The Solicitation and Recommendation

     Item 4(b) is hereby amended to include the following additional information:

          (xiii) As of May 23, 1996, a majority of Units outstanding as of April 1, 1996, had been consented in favor of a sale of substantially all of the Partnership's assets to STP. In accordance with the Partnership's Consent Solicitation of Limited Partners dated April 29, 1996, as amended, the consent process has been terminated and the Partnership will no longer accept consent forms or revocations of consents relating to the sale of the Partnership's assets to STP.


Item 7.   Certain Negotiations and Transactions by the Subject Company

     Item 7(b) is hereby amended as follows:

          (b) Except for the Purchase Agreement as described in Item 4(b)(i) and the matter described in Item 4(b)(xiii), there are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer or that relate to or would result in one or more of the events referred to in Item 7(a).

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended to include the following exhibit:

          "(c)(7)  Press Release dated May 23, 1996"
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Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1996     BALCOR/COLONIAL STORAGE INCOME FUND-86

                         By:  Balcor Storage Partners-86, a general
                              partner

                         By:  The Balcor Company, a partner


                         By:  /s/ THOMAS E. MEADOR
                              ------------------------------
                              Thomas E. Meador, Chairman

                         By:  Colonial Storage 86, Inc., a general
                              partner

                         By:  /s/ JAMES R. PRUETT
                              ------------------------------
                              James R. Pruett, President
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